SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016 (Report No. 5)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THE FIRST SENTENCE IN THE FIRST PARAGRAPH ON THE FIRST PAGE AND THE FIRST THREE SENTENCES IN THE SECOND PARAGRAPH ON THE THIRD PAGE OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S (“NICE”) REGISTRATION STATEMENTS ON FORM S-8 ((REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-162110, 333-162795, 333-166364, 333-168100, 333-171165, 333-179408, 333-181375, 333-191176, 333-199904, 333-210431, 333-210343 and 333-210344), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE acquires inContact, Revolutionizing the Customer Service Market, Dated May 18, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated:	May 18, 2016

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Acquires inContact, Revolutionizing the Customer Service Market, Dated May 18, 2016